April 26, 2005


VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0306
Washington, D.C. 20549

Attention:  Mr. N. Jay Webb



Re:      Young Innovations, Inc.
         Form 10-K for the year ended December 31, 2004
         Filed March 7, 2005
         File No. 000-23213

Gentlemen:

This letter is provided to you on behalf of Young Innovations, Inc. ("Young") in respect to the written comments received from the Division of Corporation Finance dated March 24, 2005, with regard to the above referenced Form 10-K. For your convenience and ease of use, we have set forth each of the Staff's comments in italics, followed by Young's responses in bold type.


Note 2: Summary of Significant Accounting Policies, Revenue Recognition -
        Page 28
--------------------------------------------------------------------------


     1. We note on page 17 that the increase in fiscal 2004 sales was offset by a reduction in second quarter sales resulting from the restructuring of sales incentive programs to dealers, and further on page 17 that fiscal 2003 sales benefited from a strong response to promotional activity. Please tell us supplementally and revise future filings to describe the nature of the promotional activities, how you account for the activities, and the impact to the statements of operations for all periods presented, if material.

          TO THE EXTENT APPLICABLE, WE INTEND TO APPLY THESE DISCLOSURE COMMENTS IN FUTURE FILINGS BEGINNING WITH YOUNG'S FORM 10-Q FOR THE QUARTER ENDING MARCH 31, 2005, AND ITS FORM 10-K FOR THE YEAR ENDING DECEMBER 31, 2005.

          WITH RESPECT TO THE SUPPLEMENTAL INFORMATION YOU REQUESTED, THE SALES INCENTIVE PROGRAMS THAT WERE RESTRUCTURED BY YOUNG, AND SUBSEQUENTLY REFERENCED ON PAGE 17 OF OUR FORM 10-K, PRINCIPALLY CONSISTED OF OFF-INVOICE PRICING DISCOUNTS (I.E., A DISCOUNT REFLECTED DIRECTLY ON THE BILLING AND REQUIRING NO PERFORMANCE OBLIGATION ON THE PART OF THE CUSTOMER) THAT ARE RECORDED IN THE NET SALES ACCOUNT AT THE TIME OF SALE. DURING THE SECOND QUARTER OF 2004, YOUNG ELIMINATED CERTAIN OF THESE PROMOTIONAL PRICING INCENTIVES, WHICH REDUCED CUSTOMER ORDERS AND SALES IN THAT QUARTER. THE BUSINESS REASON FOR THIS SECOND QUARTER CHANGE WAS TO TRANSITION TO PRODUCT LINE BASED PRICING PROMOTIONS FROM THE BRAND BASED PROMOTIONS THAT HAD BEEN RUN IN PREVIOUS PERIODS. THESE CHANGES WERE MADE TO FACILITATE CERTAIN NEW PRODUCT INTRODUCTIONS AND FACILITIES CONSOLIDATION EFFORTS, WHILE PROVIDING FOR IMPROVED SERVICE LEVELS TO YOUNG'S DISTRIBUTORS.

         IN ADDITION TO THE PRICING PROMOTIONS MODIFIED IN 2004, YOUNG EMPLOYS A VARIETY OF OTHER PROMOTIONAL ACTIVITIES, INCLUDING, BUT NOT LIMITED TO, REBATE PROGRAMS, FREE GOODS OFFERS AND FREE SHIPPING PROMOTIONS. THESE ACTIVITIES AND PROGRAMS DID NOT SIGNIFICANTLY CHANGE IN 2004 AS COMPARED TO PRIOR YEARS. YOUNG'S INCOME STATEMENT CLASSIFICATION AND EXPENSE RECOGNITION AND MEASUREMENT FOR THESE PROMOTIONAL ACTIVITIES IS
          IN ACCORDANCE WITH THE PROVISIONS OF EITF 01-9: ACCOUNTING FOR CONSIDERATION GIVEN BY A VENDOR TO A CUSTOMER (INCLUDING A RESELLER OF THE VENDOR'S PRODUCTS).

     2. We note on page 18 and in Note 6 to the financial statements that you offer certain customers the opportunity to participate in an equipment financing program, and it appears that the sales under this program have increased in fiscal 2004. Please tell us supplementally and revise future filings to describe your equipment financing program, how you account for sales under the program, and the amount of revenue recorded from financed sales in all periods presented, if material.

          TO THE EXTENT APPLICABLE, WE INTEND TO APPLY THESE DISCLOSURE COMMENTS IN FUTURE FILINGS BEGINNING WITH YOUNG'S FORM 10-Q FOR THE QUARTER ENDING MARCH 31, 2005, AND ITS FORM 10-K FOR THE YEAR ENDING DECEMBER 31, 2005.

          WITH RESPECT TO THE SUPPLEMENTAL INFORMATION YOU REQUESTED, YOUNG OFFERS CERTAIN PURCHASERS OF OUR PANORAMIC X-RAY EQUIPMENT, THE OPPORTUNITY TO FINANCE THEIR PURCHASE WITH A NOTE PAYABLE TO YOUNG. YOUNG HAS HISTORICALLY OFFERED VARIOUS FINANCING OPTIONS TO ITS CUSTOMERS, INCLUDING NOTES PAYABLE TO YOUNG AND FINANCING THROUGH THIRD PARTIES. IN 2004, THE PROPORTION OF NOTES FINANCED BY YOUNG VERSUS THOSE FINANCED BY THIRD PARTIES INCREASED. THESE TRANSACTIONS ARE RECORDED AS A SALE UPON THE TRANSFER OF TITLE TO THE PURCHASER, WHICH GENERALLY OCCURS AT THE TIME OF SHIPMENT, AT AN AMOUNT EQUAL TO THE SALES PRICE OF NON-FINANCED SALES. INTEREST ON THESE NOTES IS ACCRUED AS EARNED AND RECORDED AS INTEREST INCOME. FOR THE YEARS ENDED

          DECEMBER 31, 2004, 2003 AND 2002, THE TOTAL X-RAY EQUIPMENT NET SALES THAT WERE MADE UNDER YOUNG'S EQUIPMENT FINANCING PROGRAM TOTALED $4,215, $1,234, AND $279 ($ IN THOUSANDS). TOTAL NET SALES OF X-RAY EQUIPMENT (I.E., ALL SALES INCLUDING YOUNG-FINANCED FINANCED SALES) FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 WERE $10,942, $10,485 AND $9,563, RESPECTIVELY ($ IN THOUSANDS).



Note 3.  Acquisitions - Page 31
-------------------------------

     3. Please revise future filings to include the disclosures required by paragraphs 51(b), 51(f), 52(c)(1) and 54 of SFAS 141 related to your acquisition of Obtura Spartan. Additionally, please tell us supplementally and revise the MD&A in future filings to discuss the status of any contingent payments associated with this acquisition.


          TO THE EXTENT APPLICABLE, WE INTEND TO APPLY THESE DISCLOSURE COMMENTS IN FUTURE FILINGS BEGINNING WITH YOUNG'S FORM 10-Q FOR THE QUARTER ENDING MARCH 31, 2005, AND ITS FORM 10-K FOR THE YEAR ENDING DECEMBER 31, 2005. WITH RESPECT TO THE SUPPLEMENTAL INFORMATION REQUESTED, THERE WERE NO POTENTIAL CONTINGENT PAYMENTS OUTSTANDING WITH RESPECT TO THE OBTURA SPARTAN TRANSACTION, OR ANY OTHER ACQUISITION, AT DECEMBER 31, 2004.

     4. We note that you did not provide historical and pro forma financial statements of Obtura Spartan along with your 8-K filed December 5, 2003. Please supplementally provide us with the calculations outlined at Rule 1-02.w.3 of Regulation S-X for this acquisition. We may have further comments after reviewing your response.

          BASED UP OUR CALCULATIONS PERFORMED IN ACCORDANCE WITH THE GUIDANCE OUTLINED IN RULE 1-02(W)(3), AND SUPPLEMENTALLY IN RULE 3-05(B)(2)(I) AND RULE 11-01(B)(1), AS PROVIDED BELOW, WE DETERMINED THAT HISTORICAL AND PRO FORMA FINANCIAL STATEMENTS FOR OBTURA SPARTAN WERE NOT REQUIRED IN THE 8-K FILED ON DECEMBER 5, 2003.


          1-02(W)(1) TEST - PURCHASE PRICE MUST BE LESS THAN 20% OF TOTAL ASSETS

               o PURCHASE PRICE = $12,572,000 + POTENTIAL EARNOUT ($2,000,000) = $14,572,000 (PER 2003 10-K)

               o TOTAL ASSETS FOR YOUNG PRE-ACQUISITION = $84,988,000 (AS OF 12/31/02 - PER FORM 10-K)

               o    PURCHASE PRICE/TOTAL ASSETS = 17.1%

          1-02(W)(2) TEST - TOTAL ASSETS ACQUIRED MUST BE LESS THAN 20% OF TOTAL ASSETS

               o    OBTURA SPARTAN ASSETS ACQUIRED = $4,177,000

               o TOTAL ASSETS FOR YOUNG PRE ACQUISITION = $84,988,000 (AS OF 12/31/02 - PER FORM 10-K)

               o    OBTURA SPARTAN ASSETS/TOTAL ASSETS = 4.9%

          1-02(W)(3) TEST - INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES, EXTRAORDINARY ITEMS AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE FOR ACQUIRED BUSINESS MUST BE LESS THAN 20% OF SUCH INCOME FOR YOUNG FOR THE MOST RECENTLY COMPLETED FISCAL YEAR
          (2002)

               o OBTURA SPARTAN INCOME FROM CONTINUING OPERATIONS (2002) = $1,663,000

               o YOUNG INCOME FROM CONTINUING OPERATIONS (2002) = $18,712,000 (AS OF 12/31/02 PER FORM 10-K)

               OBTURA SPARTAN OPERATING INCOME/YOUNG OPERATING INCOME = 8.9%

Note 10.  Goodwill and Other Intangible Assets - Page 34
--------------------------------------------------------

     5. Please revise future filings to include a rollforward of goodwill to describe the changes in the carrying amount of goodwill for the current year and the prior year in accordance with paragraph 45(c) of SFAS 142.

          TO THE EXTENT APPLICABLE, WE INTEND TO APPLY THESE DISCLOSURE COMMENTS IN FUTURE FILINGS BEGINNING WITH YOUNG'S FORM 10-Q FOR THE QUARTER ENDING MARCH 31, 2005, AND ITS FORM 10-K FOR THE YEAR ENDING DECEMBER 31, 2005.


Item 9A. Controls and Procedures - Page 42
------------------------------------------

     6. We note that your "Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by this report, that our disclosure controls and procedures are effective in all material respects in ensuring that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms."

               o By including the language "in all material respects" after the word "effective" in your current disclosure, it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise this disclosure in future filings to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

          TO THE EXTENT APPLICABLE, WE INTEND TO APPLY THESE DISCLOSURE COMMENTS IN FUTURE FILINGS BEGINNING WITH YOUNG'S FORM 10-Q FOR THE QUARTER ENDING MARCH 31, 2005, AND ITS FORM 10-K FOR THE YEAR ENDING DECEMBER 31, 2005.

               o Revise your disclosure in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

          TO THE EXTENT APPLICABLE, WE INTEND TO APPLY THESE DISCLOSURE COMMENTS IN FUTURE FILINGS BEGINNING WITH YOUNG'S FORM 10-Q FOR THE QUARTER ENDING MARCH 31, 2005, AND ITS FORM 10-K FOR THE YEAR ENDING DECEMBER 31, 2005.

     7. We note your disclosure that "there have been no significant changes to our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of the previously mentioned evaluation."

               o In future filings, please revise your disclosure concerning changes in your internal control over financial reporting to also indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003.

          TO THE EXTENT APPLICABLE, WE INTEND TO APPLY THESE DISCLOSURE COMMENTS IN FUTURE FILINGS BEGINNING WITH YOUNG'S FORM 10-K FOR THE YEAR ENDING DECEMBER 31, 2005.

               o We note your disclosure that "there have been no significant changes in internal control over financial reporting or in other factors that could significantly affect these controls..." In future filings, please remove the words "significant" and "or in other factors that could significantly affect", and revise your disclosure to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-K, as amended effective August 13, 2003.

          TO THE EXTENT APPLICABLE, WE INTEND TO APPLY THESE DISCLOSURE COMMENTS IN FUTURE FILINGS BEGINNING WITH YOUNG'S FORM 10-Q FOR THE QUARTER ENDING MARCH 31, 2005, AND ITS FORM 10-K FOR THE YEAR ENDING DECEMBER 31, 2005.


Young acknowledges that:

               o Young is responsible for the adequacy and accuracy of the disclosures in this filing;

               o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

               o Young may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly with any questions at (312) 644-6400 extension 107.



Best Regards,


/s/ Christine R. Boehning

Christine R. Boehning
Chief Financial Officer


Cc:      Tom Dyer